Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

Organigram Holdings Inc. (the “Company”)
145 King Street West, Suite 1400
Toronto, Ontario, Canada
M5H 1J8

Item Two – Date of Material Change

November 5, 2023

Item Three – News Release

The news release reporting the material change described in this report was issued in Toronto, Ontario on November 6, 2023 (the “News Release”).

The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR+. The News Release is available on SEDAR+ at www.sedarplus.ca.

Item Four – Summary of Material Change

On November 6, 2023, the Company announced the proposed private placement (the “Private Placement”) to a wholly owned subsidiary (the “Investor”) of British American Tobacco plc (the “Investor Parent”) (LSE: BATS and NYSE: BTI) of C$124,559,674.36 worth of common shares (“Common Shares”) and Class A preferred shares in the capital of the Company (“Class A Preferred Shares” and together with the Common Shares issued in the Private Placement, the “Shares”). The Private Placement represents a strategic follow-on investment in the Company from the Investor, which currently has beneficial ownership of 18.8% of the Company’s Common Shares.

In connection with the announcement of the Private Placement, the Company entered into a subscription agreement with the Investor (the “Subscription Agreement”), pursuant to which the Investor will subscribe for the Shares in the following three tranches, each subject to the satisfaction of certain conditions: (i) 12,893,175 Shares at a price of C$3.2203 per Subscription Share (the “Per Share Price”) within three business days following the date upon which all the First Tranche closing conditions are satisfied or waived or such earlier date as the parties may mutually agree, and currently expected to be on or around January 16, 2024 (the “First Tranche”); (ii) 12,893,175 Shares at the Per Share Price on or around August 30, 2024 (the “Second Tranche”); and (iii) 12,893,175 Shares at the Per Share Price on or around February 28, 2025 (the “Third Tranche”), for an aggregate subscription price of C$124,559,674.36 (the “Aggregate Subscription Proceeds”). The Investor’s beneficial ownership will be subject to a 30% Common Share Limit (as further described below).

The Private Placement is subject to the satisfaction of certain conditions, including approval from the Toronto Stock Exchange (the “TSX”), clearance under the Competition Act (Canada) and approval by the Company’s shareholders (the “Shareholders”) (all as further described below).

Item Five – Full Description of Material Change

On November 6, 2023, the Company announced the Private Placement with the Investor. The following is a summary of the Private Placement and certain matters in respect thereof.

The Private Placement

On November 5, 2023, the Company entered into the Subscription Agreement with the Investor, which provides for the subscription by the Investor of 38,679,525 Shares at the Per Share Price, for an aggregate subscription price of C$124,559,674.36, over the course of three tranches.

Under the First Tranche, which is expected to close on or around January 16, 2024, the Investor will subscribe for 12,893,175 Shares at the Per Share Price, representing gross proceeds of C$41,519,891.45 (the “First Tranche Subscription Proceeds”). The closing of the First Tranche shall occur on the date that is three business days following the date upon which all the First Tranche closing conditions are satisfied or waived or such earlier date as the parties may mutually agree. The First Tranche closing date shall be no later than April 30, 2024, unless the parties otherwise mutually agree.

Under the Second Tranche, which is expected to close on August 30, 2024 (or such earlier date as the Company and the Investor may mutually agree), 12,893,175 Shares will be issued to the Investor at the Per Share Price, representing gross proceeds of C$41,519,891.45 (the “Second Tranche Subscription Proceeds”).

Under the Third Tranche, which is expected to close on February 28, 2025 (or such earlier date as the Company and the Investor may mutually agree), 12,893,175 Shares will be issued to the Investor at the Per Share Price, representing gross proceeds of C$41,519,891.45 (the “Third Tranche Subscription Proceeds”).

Pursuant to the terms of the Subscription Agreement, if, after giving effect to the closing of any tranche, the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by the Investor, its affiliates, associates, related parties and any joint actors, would exceed 30% of the issued and outstanding Common Shares (the “30% Common Share Limit”), the Company shall issue to the Investor the greatest number of Common Shares issuable pursuant to such tranche without exceeding the 30% Common Share Limit, and shall issue the balance of the Shares issuable in such tranche as Class A Preferred Shares (as more specifically set forth in the Subscription Agreement).

Amendment to the Articles of the Company

In connection with the closing of the First Tranche, and subject to approval of the Shareholders, the Company is required to file articles of amendment in order to create the new class of Class A Preferred Shares to be issued in the Private Placement, in substantially the form attached as Schedule D to the Subscription Agreement (the “Articles of Amendment”). The Company intends to call its annual and special shareholder meeting on or around January 15, 2024 (the “Meeting”), at which the Shareholders will be asked to approve, among other things, the Articles of Amendment.

The newly created Class A Preferred Shares shall be economically equivalent to Common Shares but shall be non-voting. In addition, the Class A Preferred Shares shall be convertible into Common Shares at the option of the holder without payment of any additional consideration by the holder thereof. Initially, the conversion rate shall be one-for-one, however, commencing on the date on which Class A Preferred Shares are first issued, subject to certain exceptions, the conversion rate shall accrete at a rate of 7.5% per annum, compounded annually, until such time as the holders of Class A Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Class A Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Investor shall periodically be required to convert the Class A Preferred Shares to Common Shares to the extent that the Investor beneficially owns less than 30.0% of the issued and outstanding Common Shares, subject to certain exceptions set out in the Amended & Restated IRA (as defined below). Notwithstanding the foregoing, the Class A Preferred Shares cannot be converted if such conversion would cause the 30% Common Share Limit to be exceeded, subject to certain exceptions in the event of a change of control transaction.

Full details regarding the Articles of Amendment will be included in the management information circular of the Company to be filed with securities regulatory authorities and mailed to the Shareholders in connection with the approval of the Private Placement at the Meeting.

Business Reasons for the Private Placement

The majority of the investment will be used by the Company to create a strategic investment pool, named Jupiter (the “Jupiter Pool”). The Jupiter Pool will be used to make investments in and/or acquisitions of private and public companies or other businesses or assets related to the cannabis sector.

Pursuant to the terms of the Subscription Agreement, and unless consented to in writing by the Investor in advance, one-half of the subscription proceeds of the First Tranche and the Second Tranche and all of the subscription proceeds from the Third Tranche will be used to fund the Jupiter Pool. The Company shall use one-half of the subscription proceeds of the First Tranche and the Second Tranche for general corporate purposes, subject to certain restrictions.

However, if the Jupiter Pool requires additional funding in advance of the closing of the Third Tranche, and provided such funding will not cause the Company to be unable to satisfy its closing conditions of the First Tranche, the Second Tranche or the Third Tranche, as applicable, the Company shall use reasonable commercial efforts to reallocate funds to the Jupiter Pool in an amount no greater than the Second Tranche Subscription Proceeds, and an amount from the Third Tranche Subscription Proceeds equal to such reallocated amount shall be made available to the Company for general corporate purposes, with the balance of the Third Tranche Subscription Proceeds being used to fund the Jupiter Pool.

Anticipated Effect on Company’s Business & Affairs

As noted above, the majority of the proceeds of the Private Placement will be used to fund the Jupiter Pool. The remaining proceeds will allocated for general corporate purposes, subject to certain exceptions.

The flexibility afforded to the Company by the Private Placement will provide incremental capital to the Company to pursue new opportunities and expand on existing initiatives aimed at fueling net revenue growth and achieving EBITDA objectives. Through the Private Placement, the Company aims to capitalize on its state-of-the-art facilities, support further work streams in research and development, product development and deliver impactful product launches.

The Private Placement will also serve to deepen the strategic partnership between the Investor and the Company by enhancing the product development collaboration agreement between the parties, which has been in place since March 2021 and has focused on cutting-edge research and development and product innovation.

Summary of the Subscription Agreement

The following is a summary only of certain provisions of the Subscription Agreement, is not intended to be complete and is qualified in its entirety by the contents of the Subscription Agreement. A complete copy of the Subscription Agreement is available at www.sedarplus.ca.

(a)            Representations and Warranties and Covenants

The Subscription Agreement contains customary representations and warranties made by the Company to the Investor in respect of the Company and its subsidiaries and customary representations and warranties made by the Investor to the Company. The Subscription Agreement contains certain pre-closing covenants, including, among other things, agreements by the Company and the Investor to use commercially reasonable efforts to obtain any required regulatory approvals.

The Company covenants to hold the Meeting to obtain the requisite shareholder approval of the Private Placement and related matters as soon as reasonably practicable, but in any event, no later than February 28, 2024. The Subscription Agreement contains customary voting and support covenants of the Investor in connection with the approval of matters related to the Private Placement at the Meeting.

The Company also covenants that from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s board of directors for so long as the Investor beneficially owns 25% of the Shares (measured on a partially diluted basis), in accordance with the nomination procedures set out in the Amended & Restated IRA (as defined and described below).

In addition, the Company covenants not to issue or obligate itself to issue any securities, including Shares, during the term of the Subscription Agreement, except (i) (A) with the prior written consent of the Investor, (B) as permitted under the Company’s equity incentive plans, (C) as expressly contemplated by or pursuant to the Investor’s top-up and pre-emptive rights under the Amended

& Restated IRA (as defined below), or (D) at a price that is at or above the Per Share Price, and (ii) initially up to 15,756,648 Shares (based on estimated pro forma shareholdings that would result in the Investor owning at least 40% of the Company’s outstanding Shares if the First Tranche, the Second Tranche, and the Third Tranche were completed) at any price, but subject to increase as agreed to by the Company and the Investor acting reasonably, if the number of Shares outstanding increases over time.

(b)            Conditions Precedent to the Closing of the Three Tranches

The closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are subject to the satisfaction or waiver of: (i) the approval of the Private Placement by the Shareholders at the Meeting; (ii) the approval of the Private Placement and the listing of the Shares (including the Common Shares underlying the Class A Preferred Shares) by the TSX; (iii) the Articles of Amendment having been filed with Corporations Canada; (iv) the Private Placement being cleared under the Competition Act (Canada); and (v) other usual and customary conditions for transactions of this nature.

The closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are also conditional on the following conditions in favour of the Investor: (i) the consummation of the First Tranche, the Second Tranche and the Third Tranche, as applicable, not being reasonably expected to result in a BAT Material Adverse Effect (as defined in the Subscription Agreement); and (ii) the Investor, acting in good faith and reasonably, has not made a determination that, as a result of the passing of (A) a change to or interpretation of a law or an order by a governmental authority, or (B) the making of a policy, decision, position or guidance by a governmental authority, material counterparty or material stakeholder of the Investor Parent and/or its subsidiaries, the consummation of the First Tranche, Second Tranche or Third Tranche, as applicable, would reasonably expected to cause the Investor Parent and/or its subsidiaries to suffer losses material in proportion to the value of the First Tranche, the Second Tranche, or the Third Tranche (as applicable) (the “Change in Law Closing Condition”).

(d)            Termination of the Subscription Agreement

Prior to the closing of the Third Tranche, the Subscription Agreement may be terminated by (i) by the mutual written agreement of the parties; or (ii) by the Company or the Investor, if either of their respective closing conditions cannot be satisfied on or before any applicable tranche closing date. Notwithstanding the foregoing, if any condition is unable to be satisfied, the Subscription Agreement requires the parties to use commercially reasonable efforts to satisfy the condition within 30 days (and in the case of the Change in Law Closing Condition to address such matters of concern such that the condition may be satisfied), and neither party may terminate the Subscription Agreement if the failure to satisfy such condition was caused by such party’s material breach of any covenant, agreement, representation or warranty contained in the Subscription Agreement.

If the Investor terminates the Subscription Agreement as a result of the Change in Law Closing Condition not being satisfied on or before the closing of the First Tranche, the Second Tranche or the Third Tranche, as applicable, the Investor will be required to pay to the Company a termination fee (the “Termination Fee”) in an amount of cash equal to 100% of the First Tranche Subscription

Proceeds, 75% of the Second Tranche Subscription Proceeds, or 50% of the Third Tranche Subscription Proceeds (as applicable based on which of the closing of First Tranche, the Second Tranche, or the Third Tranche is next to occur) by wire transfer of immediately available funds.

Notwithstanding the foregoing, if the failure to satisfy the Change in Law Closing Condition relates to payment processing matters and also prohibits the Investor from paying the Termination Fee, and provided further that the parties, acting reasonably and in good faith, were unable to find alternative methods to transfer funds to the Company, the Investor shall surrender to the Company such number of Common Shares as corresponds to the full amount of the unfunded Aggregate Subscription Proceeds divided by the Per Share Price.

Amended and Restated Investor Rights Agreement

In connection with the closing of the First Tranche, the Company and the Investor will enter into an amended and restated investor rights agreement (the “Amended & Restated IRA”), which will amend and restate the current investor rights agreement dated March 10, 2021 between the Company and the Investor. The Amended & Restated IRA will, among other things, grant the Investor certain customary registration rights, pre-emptive rights, top-up rights, information rights, consent rights and nomination rights.

(a)            Nomination Rights

The Investor will be entitled to designate a certain number of nominees to be elected to the board of directors of the Company in proportion to the Investor’s partially diluted ownership percentage as follows: (i) 30% of the directors, for so long as the Investor owns at least 30% of the Shares; (ii) 20% of the directors, for so long as the Investor owns at least 15% of the Shares; and (iii) 10% of the directors, for so long as the Investor owns at least 10% of the Shares; provided, that from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s board of directors for so long as the Investor beneficially owns 25% of the Shares (measured on a partially diluted basis). Certain directors not elected by the Investor may be forced to resign from time to time in order to satisfy the Investor’s nomination rights without changing the number of directors on the board. The Investor will be entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time.

 (b)            Demand & Piggyback Registration Rights

The Company will be required to file a prospectus and/or registration statement offering Shares that the Investor requests to be registered from time to time, but not more than once in any one 12-month period and subject to certain additional conditions set out in the Amended & Restated IRA. In certain circumstances, the Investor will have piggyback registration rights on offerings initiated by the Company.

(c)            Standstill Provision

For a period of two years following the date of the Amended & Restated IRA, the Investor will not, without the consent of the Company, and subject to certain exceptions, directly or indirectly or jointly or in concert with any other person: (i) acquire any additional securities of the Company or any of its subsidiaries; (ii) enter into any acquisition of, or other business combination involving, the Company or any of its subsidiaries; (iii) solicit proxies from the Shareholders or otherwise attempting to influence the conduct of the Shareholders; (iv) make any public announcement or take any action with respect to the foregoing; or (v) advise, assist or encourage any other person to do, or take any action inconsistent with, any of the foregoing.

(d)            Extension of Top-Up Rights

The Amended & Restated IRA will also modify the Investor’s existing top-up rights to allow the Investor twelve (12) months following the closing of the Third Tranche to exercise any top-up rights that arise from the date of the Subscription Agreement to the closing of the Third Tranche (the “Top-Up Rights Extension”). The Top-Up Rights Extension will require approval by the Shareholders at the Meeting, as it could result in securities being issued at a price lower than the market price of the Common Shares less the maximum allowable discount permitted under section 607(e) of the TSX Company Manual.

(e)            Transfers of Shares & Minority Protections

For a period of one year following the date of the Amended & Restated IRA, the Investor will not transfer its Shares of the Company, subject to the following exceptions: (i) transfers to affiliates, (ii) transfers under a bona fide take-over bid, a plan of arrangement or other business combination; (iii) transfers in the event that the Company or its affiliates breaches any of the Transaction Agreements (as defined in the Amended & Restated IRA) in any material respect and such breach is not cured within the applicable cure period; (iv) transfers following a change in law or its interpretation thereof, which creates a reasonable prospect that the Investor’s continued holding of its Shares will be in breach of such law; or (v) transfers in the event that the Company or its affiliates repeatedly act in a manner that materially contravenes the Company’s compliance obligations under the Amended & Restated IRA. In addition, the Investor will be granted the right to approve certain actions proposed to be taken by the Company, as more particularly set out in the Amended & Restated IRA.

The foregoing summary of the Amended & Restated IRA does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the complete text of the Amended & Restated IRA. A copy of the form of Amended & Restated IRA has been filed as Schedule E to the Subscription Agreement on the Company’s SEDAR+ profile. Other than the Subscription Agreement and the Amended & Restated IRA, the Company will not enter into any agreement with the Investor or any other interested party in respect of the Private Placement.

Material Effect on the Investor’s Beneficial Ownership of the Company

The Investor currently beneficially owns 15,249,027 Common Shares of the Company, representing approximately 18.8% of the issued and outstanding Common Shares (measured on a non-diluted basis). If the First Tranche was completed as of the date of the Subscription Agreement, the Investor’s beneficial ownership would increase to 28,142,202 Common Shares, which would represent approximately 29.9% of the issued and outstanding Common Shares (measured on a non-diluted basis). If the Second Tranche and the Third Tranche were completed as of the date of the Subscription Agreement, the Investor would beneficially own 28,248,258 Common Shares and 25,680,294 Class A Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Class A Preferred Shares (in each case measured on a non-diluted basis).

The final allocation of the Common Shares and Class A Preferred Shares to be issued on the closing of the First Tranche, Second Tranche, and Third Tranche, as applicable, will be such higher or lower numbers as may be permitted by the 30% Common Share Limit. The foregoing figures are based on the Company’s 81,161,630 Common Shares issued and outstanding as of the date of the Subscription Agreement.

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions

As noted above, the Investor currently beneficially owns 15,249,027 Common Shares of the Company. As a result, the Investor’s participation in the Private Placement constitutes a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), as the Investor is considered a “related party” under MI 61-101 given its greater than 10% beneficial shareholding in the Company. Accordingly, the Private Placement will be subject to the minority approval and formal valuation requirements set out in MI 61- 101, unless an exemption is available.

Pursuant to subsection 5.5(c) of MI 61-101, the Company was exempt from obtaining a formal valuation in respect of the Private Placement, as the Private Placement involves a distribution of securities to related parties for cash consideration and the other conditions of subsection 5.5(c) will be satisfied in connection with the Private Placement.

As the Company does not qualify for an exemption from the minority approval requirement under section 5.7 of MI 61-101, the Private Placement is subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” of the issuer, in each case voting separately as a class. As such, the resolution approving the Private Placement will require the affirmative vote of at least a majority of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised by the Investor.

Disinterested Shareholder Approval

In addition, the resolution approving the Private Placement will be subject to “disinterested shareholder approval” under subsection 604(a)(i) of the TSX Company Manual, as the Private Placement is expected to materially affect the control of the Company, and under subsection 604(a)(ii) of the TSX Company Manual, as the number of Shares to be issued to the Investor, an insider of the Company, exceeds 10% of the total number of issued and outstanding Common Shares of the Company. In accordance with the TSX Company Manual, the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised by the Investor will be excluded for the purposes of obtaining “disinterested shareholder approval” in accordance with subsection 604(b) of the TSX Company Manual.

Shareholders Meeting

Further information regarding the Private Placement will be contained in a management information circular that the Company will prepare and mail to its Shareholders in connection with the Meeting, which is expected to be held on or around January 15, 2024. The Company expects to mail its management information circular in late December 2023. A copy of the Company’s management information circular will be filed under the Company's profile at www.sedarplus.ca.

Item Six – Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven – Omitted Information

Not Applicable.

Item Eight – Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Beena Goldenberg, Chief Executive Officer

1 (844)-644-4726

Item Nine – Date of Report

November 15, 2023

Forward-Looking Information

This report contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of the Company to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, the receipt of approval from the Shareholders, approval from the TSX and approval under the Competition Act (Canada), that all conditions to the closing of the Private Placement will be satisfied, that the Private Placement will be completed on the terms set forth in the Subscription Agreement, and that all three tranches of the Private Placement will close. The forward-looking information included in this report are made as of the date of this report and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.